Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (808) 546-3442 brian.tanner@hawaiiantel.com	Media Contact: Scott Simon, Hawaiian Telcom (808) 546-5466 scott.simon@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Third Quarter 2011 Results

Delivers Third Consecutive Quarter of Year-Over-Year Adjusted EBITDA Growth

Successfully Launched Hawaiian Telcom TV Service on Oahu

HONOLULU (Monday, November 14, 2011) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported results for its third quarter ended September 30(1).  The highlights are as follows:

•                  Revenue totaled $97.0 million, compared to $101.5 million in the third quarter of 2010.

•                  Adjusted EBITDA(2) of $30.9 million, a 6.5 percent increase from $29.0 million a year ago.

•                  Operating expenses, exclusive of depreciation and amortization, decreased 8 percent year-over-year due to cost reductions and operating efficiencies.

•                  Generated net income of $7.4 million, or $0.68 per diluted share.

•                  Continued improvement in year-over-year access line loss to 5.6 percent, compared to 6.6 percent in third quarter 2010 and 8.8 percent in third quarter 2009.

•                  Added approximately 4,100 high-speed Internet (HSI) subscribers, up 4.2 percent year-over-year.

“I am pleased with our third quarter results and particularly proud of what we have been able to accomplish to transform this business since completing our reorganization only a year ago,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “Despite the fiercely competitive environment we face, we continue to execute on our strategic plan to profitably grow the business and position the Company for long-term success.”

“In the quarter, we began a staged commercial launch of our advanced Hawaiian Telcom TV service on Oahu and we are very pleased with the early results from our go-to-market plans.  We continue to expand the availability and capabilities of the service, including significant expansion of our high-definition programming to meet the pent-up demand that exists in this marketplace for an alternative high-quality video provider,” said Yeaman.

“In the business channel, we continue to see good momentum in our IP-based services reflecting the strong value proposition and differentiation of those services, which positions us well for growth in coming quarters.  Also, we continued our deployment of fiber facilities to enable 4G capabilities to wireless cell sites completing an additional 46 sites in the quarter increasing to 141 the total number of sites we have deployed year-to-date,” Yeaman added.

“Hawaiian Telcom’s goal is to be recognized by our customers as Hawaii’s leading provider of integrated communications solutions through the execution of our strategy to profitably grow our business, deliver superior customer service, and improve our financial performance.” concluded Yeaman.

Third Quarter 2011 Results

Third quarter revenue was $97.0 million, compared to $101.5 million in the third quarter of 2010.  The $4.5 million decrease was due primarily to lower equipment sales and the impact from access line loss, partially offset by growth from new IP-based business services and HSI.  Adjusted EBITDA was $30.9 million, an increase of 6.5 percent year-over-year, due primarily to lower operating expenses as a result of various cost improvement initiatives.  The Company generated net income of $7.4 million, or $0.68 per diluted share.

Third quarter local services revenue was $36.9 million, down 5 percent from the same period a year ago, primarily due to the 5.6 percent year-over-year decline in access lines, which compares favorably to a 6.6 percent decline in third quarter 2010.  The improvement in line loss is driven by successful retention and acquisition programs like the Company’s “Price for Life” consumer bundle, which offers significant value and increases customer loyalty.

Third quarter network access services revenue was $32.8 million, down 1 percent from the same period a year ago, driven principally by a decline in retail subscriber line and switched access revenue largely due to the overall decline in access lines.  The decline was partially offset by growth in special access revenue, which was driven by a 7 percent year-over-year increase in enterprise data services and increased bandwidth demand from wireless carriers.

Revenue from long distance services was $7.8 million in the third quarter, down 10 percent from the same period a year ago, due to a 5.9 percent year-over-year decline in long distance lines and a decline in average revenue per line as a result of lower minutes of use due to wireless substitution and increased use of VoIP based technologies for long distance calling.

Third quarter HSI revenue was $8.9 million, up 5 percent from the same period a year ago, driven by a 4.2 percent year-over-year increase in HSI subscribers.  Third quarter other services and sales revenue was $9.5 million, down $1.6 million from the same period a year ago, driven primarily by lower levels of sales and installations of customer premise equipment which can vary significantly from quarter to quarter due to timing.

Operating expenses, exclusive of depreciation and amortization and one-time charges, decreased 8 percent to $66.7 million, primarily due to decreased direct cost of goods related to lower equipment sales, lower costs related to various IT outsourcing contracts,  and lower salaries, wages and benefits, as well as a decline in bad debt costs associated with improved collections efforts and bad debt recoveries, partially offset by higher energy costs.

Capital expenditures totaled $55.2 million for the nine-months ended September 30, 2011, up 9 percent from $50.6 million for the nine-month period a year ago due primarily to the deployment of fiber to various wireless cell sites to support the upgrade to 4G and future growth opportunities.  Overall, total capital expenditures for 2011 are still expected to be relatively consistent with 2010 levels at approximately $79 million.

At the end of third quarter 2011, the Company had $82.4 million in cash and cash equivalents compared to $81.6 million at the end of 2010.  Net Debt(3) was $217.6 million, resulting in a Net Debt to Adjusted EBITDA ratio for the last twelve months ended September 30, 2011 of 1.84x.

Conference Call

The Company will host a conference call to discuss its third quarter 2011 results at 2:00 p.m. (Eastern Time) or 9:00 a.m. (Hawaii Time) on Monday, November 14th, 2011.

To access the call, participants should dial (800) 599-9816 (US/Canada), or (617) 847-8705 (International) ten minutes prior to the start of the call and enter passcode 11016636.

Live webcast of the conference call will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 11:59 p.m. (Hawaii Time) November 21st, 2011.  Access the replay by dialing (888) 286-8010 and entering passcode 67387509.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 67387509.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expects”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including wireless, wireline and Internet services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2010 Annual Report on Form 10-K. The information contained in this release is as of November 14, 2011. It is anticipated that subsequent events and developments may cause estimates to change.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  The Company emerged from Chapter 11 as of October 28, 2010 and adopted fresh-start reporting as of October 31, 2010.  References to “Predecessor” refer to the Company prior to and on October 31, 2010. References to “Successor” refer to the Company after October 31, 2010 after giving effect to the plan of reorganization and application of fresh-start reporting. As a result of the application of fresh-start reporting, the Successor’s financial statements are not comparable with the Predecessor’s financial statements.  However, for purposes of the discussion of the results of operations, the Successor results for the three-month and nine-month periods ended September 30, 2011 have been compared to the Predecessor results for the three-month and nine-month periods ended September 30, 2010. In this press release, we will disclose the fresh-start and other impacts on our results of operations that vary from historical Predecessor periods to aid in the understanding of our performance.

(2)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, and non-cash stock compensation.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) to comparable GAAP financial measures has been included in the tables distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Statements of Operations

(Unaudited, dollars in thousands, except per share amounts)

	Successor		Predecessor
	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2010

Operating revenues	$97,040	$296,290	$101,455	$301,329

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	39,055	121,585	41,943	121,557
Selling, general and administrative	28,066	88,584	31,145	94,656
Depreciation and amortization	17,086	47,603	41,604	126,275

Total operating expenses	84,207	257,772	114,692	342,488

Operating income (loss)	12,833	38,518	(13,237)	(41,159)

Other income (expense):
Interest expense (contractual interest was $19,017 and $56,612 for the three and nine months ended September 30, 2010, respectively)	(6,364)	(18,858)	(7,142)	(21,047)
Interest income and other	21	51	29	59

Total other expense	(6,343)	(18,807)	(7,113)	(20,988)

Income (loss) before reorganization items and income tax benefit	6,490	19,711	(20,350)	(62,147)

Reorganization items	(70)	880	3,474	7,301

Income (loss) before income tax benefit	6,560	18,831	(23,824)	(69,448)

Income tax benefit	(813)	(813)	(346)	(346)

Net income (loss)	$7,373	$19,644	$(23,478)	$(69,102)

Net income (loss) per common share
Basic	$0.73	$1.94	$(54.86)	$(161.45)
Diluted	$0.68	$1.80	$(54.86)	$(161.45)

Weighted average shares used to compute net income (loss) per common share -
Basic	10,138,795	10,138,358	428,000	428,000
Diluted	10,775,318	10,921,717	428,000	428,000

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	September 30,	December 31,
	2011	2010

Assets

Current assets
Cash and cash equivalents	$82,383	$81,647
Receivables, net	34,330	39,222
Material and supplies	8,534	8,431
Prepaid expenses	5,261	5,707
Other current assets	1,522	4,566
Total current assets	132,030	139,573
Property, plant and equipment, net	471,716	459,781
Intangible assets, net	41,505	43,315
Other assets	4,017	3,367

Total assets	$649,268	$646,036

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$20,113	$24,162
Accrued expenses	22,319	28,752
Advance billings and customer deposits	14,091	14,948
Other current liabilities	3,202	2,810
Total current liabilities	59,725	70,672
Long-term debt	300,000	300,000
Employee benefit obligations	86,607	94,453
Other liabilities	2,968	2,119
Total liabilities	449,300	467,244

Commitments and contingencies

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,139,084 and 10,135,063 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively	101	101
Additional paid-in capital	163,708	162,169
Accumulated other comprehensive income	13,386	13,393
Retained earnings	22,773	3,129
Total stockholders’ equity	199,968	178,792

Total liabilities and stockholders’ equity	$649,268	$646,036

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Successor	Predecessor
	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2010

Cash flows from operating activities:
Net income (loss)	$19,644	$(69,102)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	47,603	126,275
Employee retirement benefits	(7,846)	(11,446)
Provision for uncollectibles	1,507	4,501
Stock based compensation	1,489	59
Interest cost added to loan principal	—	10,474
Reorganization items	880	7,301
Changes in operating assets and liabilities:
Receivables	1,884	(2,390)
Material and supplies	(103)	(2,633)
Prepaid expenses and other current assets	3,491	(5,712)
Accounts payable and accrued expenses	(8,960)	6,657
Advance billings and customer deposits	(858)	900
Other current liabilities	974	283
Other	(1,059)	359
Net cash provided by operating activities before reorganization items	58,646	65,526
Operating cash flows used by reorganization items	(2,222)	(13,924)
Net cash provided by operating activities	56,424	51,602

Cash flows used in investing activities:
Capital expenditures	(55,156)	(50,611)
Net cash used in investing activities	(55,156)	(50,611)

Cash used in financing activities:
Proceeds from sale of common stock	50	—
Repayments of installment liability	(582)	—
Net cash used in financing activities	(532)	—

Net change in cash and cash equivalents	736	991
Cash and cash equivalents, beginning of period	81,647	96,550

Cash and cash equivalents, end of period	$82,383	$97,541

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$18,858	$9,892
Non-cash investing activities - receipt of equipment for settlement of receivable or for capital lease	2,250	—

Hawaiian Telcom Holdco, Inc.

Operating Revenues

(Dollars in thousands)

For Three Months

	Successor	Predecessor
	Three Months Ended	Three Months Ended	Change
	September 30, 2011	September 30, 2010	Amount	Percentage

Wireline Services
Local services	$36,902	$38,828	$(1,926)	-5.0%
Network access services	32,836	33,186	(350)	-1.1%
Long distance services	7,777	8,632	(855)	-9.9%
High-Speed Internet and other Internet	8,920	8,506	414	4.9%
Other services and sales	9,535	11,147	(1,612)	-14.5%
	95,970	100,299	(4,329)	-4.3%
Other	1,070	1,156	(86)	-7.4%

	$97,040	$101,455	$(4,415)	-4.4%

For Nine Months

	Successor	Predecessor
	Nine Months Ended	Nine Months Ended	Change
	September 30, 2011	September 30, 2010	Amount	Percentage

Wireline Services
Local services	$110,980	$118,477	$(7,497)	-6.3%
Network access services	100,437	98,984	1,453	1.5%
Long distance services	24,428	26,340	(1,912)	-7.3%
High-Speed Internet and other Internet	26,466	25,617	849	3.3%
Other services and sales	30,703	28,327	2,376	8.4%
	293,014	297,745	(4,731)	-1.6%
Other	3,276	3,584	(308)	-8.6%

	$296,290	$301,329	$(5,039)	-1.7%

Hawaiian Telcom Holdco, Inc.

Schedule of Quarterly Adjusted EBITDA Calculation

(Dollars in thousands, unaudited)

	Successor		Predecessor
	Three	Nine	Three	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2010

Net income (loss)	$7,373	$19,644	$(23,478)	$(69,102)
Income tax benefit	(813)	(813)	(346)	(346)
Interest expense and other income and expense, net	6,343	18,807	7,113	20,988
Reorganization items	(70)	880	3,474	7,301
Depreciation and amortization	17,086	47,603	41,604	126,275
Non-cash stock compensation	517	1,489	20	59
EBITDA	30,436	87,610	28,387	85,175
Non-recurring costs	456	1,504	626	2,104
Severance and lease termination costs	—	2,200	—	—

Adjusted EBITDA	$30,892	$91,314	$29,013	$87,279

Hawaiian Telcom Holdco, Inc.

Total Net Debt to Last Twelve Months (“LTM”) Adjusted EBITDA Ratio

(Dollars in thousands, unaudited)

Long-term debt as of September 30, 2011	$300,000
Less cash on hand	(82,383)
Total Net Debt as of September 30, 2011	$217,617

LTM Adjusted EBITDA as of September 30, 2011	$118,561

Total Net Debt to Adjusted EBITDA	1.84	x

Hawaiian Telcom Holdco, Inc.

Volume Information

September 2011 compared to September 2010

	September 30,	September 30,	Change
	2011	2010	Number	Percentage

Voice access lines
Residential	227,064	245,102	(18,038)	-7.4%
Business	189,927	196,710	(6,783)	-3.4%
Public	4,657	4,795	(138)	-2.9%
	421,648	446,607	(24,959)	-5.6%

High-Speed Internet lines
Residential	83,636	79,993	3,643	4.6%
Business	17,176	16,624	552	3.3%
Wholesale	1,164	1,227	(63)	-5.1%
	101,976	97,844	4,132	4.2%

Long distance lines
Residential	139,193	150,018	(10,825)	-7.2%
Business	76,895	79,499	(2,604)	-3.3%
	216,088	229,517	(13,429)	-5.9%

September 2011 compared to June 2011

	September 30,	June 30,	Change
	2011	2011	Number	Percentage

Voice access lines
Residential	227,064	232,344	(5,280)	-2.3%
Business	189,927	191,466	(1,539)	-0.8%
Public	4,657	4,717	(60)	-1.3%
	421,648	428,527	(6,879)	-1.6%

High-Speed Internet lines
Residential	83,636	83,242	394	0.5%
Business	17,176	16,934	242	1.4%
Wholesale	1,164	1,173	(9)	-0.8%
	101,976	101,349	627	0.6%

Long distance lines
Residential	139,193	142,416	(3,223)	-2.3%
Business	76,895	77,775	(880)	-1.1%
	216,088	220,191	(4,103)	-1.9%